Domini Social Investments LLC

532 Broadway, 9th Floor

New York, NY 10012-3939

(212) 217-1100

November 29, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kenneth Ellington

Re:	Domini Social Investment Trust

File Nos.: 811-05823 and 33-29180

(the “Registrant”)

Dear Mr. Ellington:

This letter is in response to your comments received on November 1, 2016, relating to the Registrant’s July 31, 2016 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on October 6, 2016.

Below are your comments regarding the Annual Report and the Registrant’s responses thereto.

1.	Comment: The Staff noted that the Registrant’s Form N-CSR filing for the fiscal year ended July 31, 2016 indicated that 25.3% of Domini International Social Equity Fund’s net assets were invested in the Financials sector. The Staff requested that the Registrant include risk disclosure in the Fund’s Prospectus that specifically addresses the Fund’s exposure to the Financials sector.

Response: The Registrant will revise its prospectus disclosure for the Domini International Social Equity Fund to address the Fund’s exposure to the Financials sector to address the Staff’s comment.

2.	Comment: The Staff noted that Domini Social Bond Fund appears to invest in bank loans/term loans. The Staff requested that, in future filings, the Registrant list the Fund’s investments in bank loans/term loans separately in the Portfolio of Investments rather than including them with other corporate investments. The Staff also requested that the Registrant include risk disclosure in the Fund’s Prospectus that addresses investments in bank loans/term loans.

November 29, 2016

Response: The Registrant confirms that it will revise the Portfolio of Investments presentation regarding bank loans in future filings to address the Staff’s comment. The Registrant will revise its prospectus disclosure for the Bond Fund regarding the risks of investments in bank loans/term loans to address the Staff’s comment.

3.	Comment: The Staff requested that, in future filings, the Registrant update the disclosure in the Portfolio of Investments to make clear whether Domini Social Bond Fund is selling or receiving credit protection in its credit default swap transactions. The Staff noted that, if the Fund is selling credit protection, the Registrant should ensure that there is adequate disclosure in the Portfolio of Investments regarding performance risk for credit derivatives, as required by U.S. Generally Accepted Accounting Principles, for example credit ratings or credit spreads. The Staff also requested that the Registrant confirm that the risks of selling credit protection in connection with credit default swap transactions are adequately disclosed in the Fund’s Prospectus.

Response: The Registrant confirms that it will revise the disclosure in the Portfolio of Investments in future filings to clarify as applicable whether the Domini Social Bond Fund is selling or receiving credit protection in its credit default swap transactions to address the Staff’s comment. The Registrant confirms it will ensure there is adequate disclosure in the Portfolio of Investments regarding the applicable performance risks for credit derivatives in future filings. The Registrant confirms it will ensure there is adequate disclosure in its prospectus for the Bond Fund regarding the risks of using such instruments to address.

4.	Comment: The Staff requested that, in future filings, the Registrant disclose the rates associated with preferred stock held by a Fund, to the extent applicable.

Response: The Registrant confirms that it will disclose the rates associated with preferred stock held by a Fund as applicable in future filings to address the Staff’s comment.

5.	Comment: The Staff requested that, in future filings, the Registrant consider disclosing changes in unrealized appreciation/depreciation on futures and swap contracts separately from investments in the Statement of Operations.

Response: The Registrant confirms that it will revise the disclosure of changes in unrealized appreciation/depreciation on futures and swap contracts separately from investments in the Statement of Operations as applicable in future filings to address the Staff’s comment.

6.	Comment: The Staff requested that, in future filings, the Registrant revise Note 2 to the Financial Statements to clarify if the Manager/Administrator may recoup fees previously waived/reimbursed. The Staff requested that, if applicable, the Registrant disclose the terms under which fees previously waived/reimbursed may be recouped, and confirm that any recoupment is limited to three years from the date of the waiver/reimbursement. The Staff requested that, if fees previously waived/reimbursed are not subject to recoupment, the Registrant consider disclosing that fact.

November 29, 2016

Response: The Registrant confirms that it will add applicable disclosure in future filings to address the Staff’s comment.

7.	Comment: The Staff requested that the Registrant confirm that the following affiliate relationships have been appropriately disclosed in the financial statements with respect to each Fund, in accordance with ASC 850-10-50:

a.	Shareholders of the Fund that are other funds/entities managed by the same Manager/Adviser;

b.	Shareholders of record or known beneficial owners of more than 10% of the voting interests of the Fund; and

c.	Other shareholders that are deemed to be affiliates of the Fund, including Fund management.

Response: The Registrant confirms that it will add applicable disclosure in future filings to address the Staff’s comment.

8.	Comment: The Staff requested that the Registrant confirm that Domini Social Equity Fund complied with Section 19(a) of the Investment Company Act of 1940, as amended, in connection with the return of capital made by the Fund during the fiscal year ended July 31, 2016.

Response: The Domini Social Equity Fund pays quarterly dividends to shareholders based upon the book income of the Fund estimated in accordance with Rule 19a-1(e) under the 1940 Act. Under Rule 19a-1, the Fund was not required to provide a written statement at the time of the distribution as the Fund’s estimates did not indicate that the distribution would include a return of capital. As of the Fund’s most recent fiscal year end it was determined that a portion of the dividends paid during the 2016 fiscal year was a return of capital. The Fund disclosed the classification of the dividend in its next report to shareholders for the period ended July 31, 2016 (in accordance with Rule 19a-1(e)). The Fund will also send a Form 1099-DIV for the calendar year that will tell shareholders how to report these dividends for federal income tax purposes.

Sincerely, /s/ Megan L. Dunphy Megan L. Dunphy

cc:	Jeremy Kantrowitz, Esq.

Toby R. Serkin, Esq.